Exhibit 99.1

Ballard Proudly Joins the United Nations Global Compact Initiative

VANCOUVER, BC, April 5, 2023 /CNW/ - Ballard Power Systems (NASDAQ: BLDP); (TSX: BLDP) today announced that it has joined the United Nations Global Compact initiative – a voluntary leadership platform for the development, implementation and disclosure of responsible business practices.

The UN Global Compact is a call to companies everywhere to align their operations and strategies with ten universally accepted principles in the areas of human rights, labour, environment and anti-corruption, and to take action in support of UN goals and issues embodied in the Sustainable Development Goals.

"Ballard is proud to join the UN Global Compact alongside thousands of global leaders making the important commitment to embed responsible business within their operations. By living our shared values and using the universally accepted principles to inform strategy, policies and practices, we deepened our commitment to deliver fuel cell power for a sustainable planet, and to a just and equitable future," stated Randy MacEwen, President and Chief Executive Officer.

Ballard encourages you to visit its profile on the UN Global Compact website and learn more about our latest sustainability work on our website at https://www.ballard.com/about-ballard/our-sustainability

About the United Nations Global Compact
Launched in 2000, the UN Global Compact is the largest corporate sustainability initiative in the world, with more than 15,000 companies and 3,000 non-business signatories based in over 160 countries, and more than 70 Local Networks. The Compact's ambition is to accelerate and scale the global collective impact of business by upholding The Ten Principles and delivering the Sustainable Development Goals through accountable companies and ecosystems that enable change.

About Ballard Power Systems
Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, and stationary power. To learn more about Ballard, please visit www.ballard.com.

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SOURCE Ballard Power Systems Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/April2023/05/c3797.html

%CIK: 0001453015

For further information: Kate Charlton - VP Corporate Finance & Investor Relations +1.604.453.3939 or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 17:30e 05-APR-23